UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number)

Paul C. Heeschen

Heeschen & Associates

450 Newport Center Drive, Suite 450

Newport Beach, California 92660

(949) 644-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 253675201		Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul C. Heeschen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 97,421 shares of Common Stock
	8.	Shared Voting Power 4,429,872 shares of Common Stock
	9.	Sole Dispositive Power 97,421 shares of Common Stock
	10.	Shared Dispositive Power 4,429,872 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,527,293 shares of Common Stock[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.0% (based on approximately 5,726,813 shares of Common Stock outstanding as of December 10, 2009)
14.	Type of Reporting Person (See Instructions) IN

[1]

Beneficial ownership of 1,832,580 of these shares may be deemed to be shared with Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), because Mr. Heeschen has entered into a Stockholder Agreement (the “Stockholder Agreement”), dated as of December 7, 2009, with GMCR in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 7, 2009, among GMCR, Pebbles Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of GMCR, and Diedrich Coffee, Inc. Pursuant to the Stockholder Agreement, subject to the terms and conditions therein, Mr. Heeschen has agreed to cause to be tendered 1,832,580 shares in the Offer (as defined in the Merger Agreement), to cause such shares to be voted in favor of the Merger (as defined in the Merger Agreement) and to comply with certain other provisions of the Stockholder Agreement.

SCHEDULE 13D/A
CUSIP No. 253675201		Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Enterprises L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 3,260,604 shares of Common Stock
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 3,260,604 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,260,604 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.0% (based on approximately 5,726,813 shares of Common Stock outstanding as of December 10, 2009)
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A
CUSIP No. 253675201		Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WF Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 750,000 shares of Common Stock
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 750,000 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4% (based on approximately 5,726,813 shares of Common Stock outstanding as of December 10, 2009)
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A
CUSIP No. 253675201		Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D.C.H., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares of Common Stock
	8.	Shared Voting Power 419,268 shares of Common Stock
	9.	Sole Dispositive Power 0 shares of Common Stock
	10.	Shared Dispositive Power 419,268 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,268 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (based on approximately 5,726,813 shares of Common Stock outstanding as of December 10, 2009)
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

This Schedule 13D Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share (“Common Stock”), of Diedrich Coffee, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2.	Identity and Background.

(a) The persons filing this Amendment No. 10 are Sequoia Enterprises L.P., a California limited partnership, WF Trust, an irrevocable trust, D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, an individual and the sole general partner of Sequoia Enterprises L.P. and D.C.H., L.P. and the sole trustee of WF Trust (collectively, the “Reporting Persons”).

(b) The address of the principal business office of the Reporting Persons is 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

(c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660. Mr. Heeschen is also the chairman of the board of directors of the Issuer.

(d)-(e) During the last five years, neither Sequoia Enterprises L.P., WF Trust, D.C.H., L.P. nor Mr. Heeschen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sequoia Enterprises L.P. is a California limited partnership. WF Trust is an irrevocable trust. D.C.H., L.P. is a California limited partnership. Mr. Heeschen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In total, as of the date hereof, Mr. Heeschen beneficially owns an aggregate of 4,527,293 shares of Common Stock, which consists of the following: (i) 3,260,604 shares of Common Stock beneficially owned by Sequoia Enterprises L.P. (which includes 250,000 shares subject to warrants that are immediately exercisable and will expire on June 30, 2014, 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013 and 70,000 shares subject to warrants that are immediately exercisable and will expire on April 29, 2014); (ii) 419,268 shares of Common Stock beneficially owned by D.C.H., L.P. (Mr. Heeschen is the sole general partner of Sequoia Enterprises L.P. and D.C.H., L.P. with sole voting and investment power as to all of the shares held by such entities); (iii) 750,000 shares beneficially owned by WF Trust (which includes 450,000 shares of Common Stock and 300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013), of which Mr. Heeschen is sole trustee with sole voting and investment power as to all of such shares; and (iv) 97,421 shares of Common Stock owned personally by Mr. Heeschen (including 96,250 shares subject to options that are exercisable within 60 days of the date hereof and 250 shares of Common Stock held by the Paul C. Heeschen Revocable Living Trust, of which Mr. Heeschen is a trustee with sole voting and investment power as to all of such shares).

Item 4.	Purpose of Transaction

On December 7, 2009, the Issuer, Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of GMCR (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, on the terms and subject to the conditions thereof, Acquisition Sub shall make commercially reasonable efforts to commence within five business days after the date of the Merger Agreement a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock (the “Shares”), whereby each Share will be tendered for $ 35.00 in cash, without interest (the “Offer Consideration”). The Board of Directors of each of the Issuer, GMCR and Acquisition Sub has unanimously approved the Merger Agreement and the transactions contemplated thereby.

After the satisfaction or waiver of the conditions to the Merger (as defined below), Acquisition Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of GMCR (the “Merger”). In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than Shares held by the Issuer or any of its wholly owned subsidiaries or held in its treasury, or owned by GMCR or Acquisition Sub or any other wholly owned subsidiary of GMCR, and other than Shares as to which appraisal rights have been perfected in accordance with applicable law) will be converted into the right to receive the Offer Consideration.

Upon the first acceptance by Acquisition Sub of any Shares pursuant to the Offer (the “Acceptance Time”), each stock option to purchase shares of Issuer common stock from the Issuer that is outstanding and unexercised immediately prior to the Acceptance Time shall automatically be cancelled and converted into the right to receive the following: (i) if the exercise price per share of such option is less than the Offer Consideration, then an amount of cash determined by multiplying (1) the number of shares of Issuer common stock that were subject to such option immediately prior to the Acceptance Time, times (2) the amount by which the Offer Consideration exceeds the exercise price per share of such option; and (ii) if the exercise price per share of such option is equal to or greater than the Offer Consideration, then no cash. The vesting terms previously applicable to any option that is so cancelled and converted into a right as described in the sentence immediately above shall continue in full force and effect and in all respects apply to such right, and the cash payable in respect of such right, as set forth in clauses “(i)” and “(ii)” immediately above, shall be delivered to the holder of such right at such times and in the same percentages as the cancelled option would have become vested in connection with or following the acquisition of shares by Acquisition Sub pursuant to the Offer and/or consummation of the Merger. At the Acceptance Time, each Issuer warrant that is outstanding immediately prior to the Acceptance Time shall automatically be cancelled and converted into the right to receive an amount of cash determined by multiplying (A) the number of shares of Issuer common stock that were subject to such Issuer warrant immediately prior to the Acceptance Time, times (B) the amount by which the Offer Consideration exceeds the exercise price per share of such warrant.

In the Merger Agreement, the Issuer has granted to GMCR and Acquisition Sub an option (the “Top-Up Option”) to purchase an aggregate number of newly issued shares of Issuer common stock equal to the lesser of (i) the number of shares of Issuer common stock that, when added to the number of shares of Issuer common stock owned by GMCR, Acquisition Sub or any other subsidiary of GMCR at the time the Top-Up Option is exercised, constitutes a percentage designated by GMCR in its sole discretion that is greater than 90% but less than 91% of the number of shares of Issuer common stock that would be outstanding immediately after the issuance of all shares of Issuer common stock subject to the Top-Up Option, or (ii) the aggregate number of shares of Issuer common stock that the Issuer is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and not subscribed for or otherwise committed to be issued) at the time of the exercise of the Top-Up Option. The aggregate purchase price for the Top-Up Option is determined by multiplying the number of such shares by the Offer Consideration ). GMCR or Acquisition Sub may exercise, in whole or in part, the Top-Up Option at any time at or after the Acceptance Time but prior to the earlier of the Effective Time (as defined in the Merger Agreement) and the date on which the Merger Agreement is terminated.

In addition, pursuant to the terms of the Merger Agreement, effective upon the Acceptance Time and from time to time thereafter, GMCR shall be entitled to designate, to serve on the Issuer’s board of directors, the number of directors, rounded up to the next whole number, determined by multiplying (i) the total number of directors on the Issuer’s board of directors (giving effect to any increase in the size of the Issuer’s board of directors effected pursuant to the Merger Agreement) by (ii) a fraction having (a) a numerator equal to the aggregate number of shares of Issuer common stock then beneficially owned by GMCR or Acquisition Sub or any other subsidiary of GMCR (including all shares of Issuer common stock accepted for exchange pursuant to the Offer) and (b) a denominator equal to the total number of shares of Issuer common stock then issued and outstanding.

The Merger Agreement contains customary representations and warranties by GMCR, Acquisition Sub and the Issuer. The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the Issuer’s business between the signing of the Merger Agreement and the earlier of the closing of the Merger or termination of the Merger Agreement, non-solicitation of alternative acquisition proposals by the Issuer, governmental filings and approvals, and other matters.

At the Effective Time, the Certificate of Incorporation of the surviving corporation will be amended in its entirety to conform to the Certificate of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the surviving corporation shall be “Diedrich Coffee. Inc.” Also at the Effective Time, the Bylaws of the surviving corporation will be amended and restated to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time. If the Merger is consummated, the Shares will cease to be listed on the Nasdaq Capital Market and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement is qualified in is entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.

The Reporting Persons are holding the interests in the Issuer identified in Item 5 below for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the shares of Common Stock and retain the right to make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or, subject to the terms of the Stockholder Agreement described in Item 6 below, to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions. The Reporting Persons have no present plans or proposals, other than as specified herein, which may relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 10 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference. The aggregate number of shares of Common Stock appearing in such Items 11 includes: (i) 250,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable by Sequoia Enterprises L.P. within 60 days of the date hereof and will expire on June 30, 2014; (ii) 1,367,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable and will expire on August 26, 2013; (iii) 70,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable and will expire on April 29, 2014; and (iv) 419,268 shares of Common Stock held by D.C.H., L.P. Mr. Heeschen, Sequoia Enterprises L.P. and D.C.H., L.P. each are the beneficial owners of such shares of Common Stock. In addition, Mr. Heeschen is the beneficial owner of: (i) 450,000 shares of Common Stock held by WF Trust; (ii) 300,000 shares subject to warrants held by WF Trust that are immediately exercisable and will expire on August 26, 2013; and (iii) 97,421 shares of Common Stock owned personally by Mr. Heeschen (including 96,250 shares subject to options that are exercisable within 60 days of the date hereof and 250 shares of Common Stock held by the Paul C. Heeschen Revocable Living Trust).

(b) The information provided in Item 6 and the responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 10 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The information provided in Items 4 and 6 is herein incorporated by reference. Except as described herein, the Reporting Persons have not effected any transactions relating to shares of Common Stock during the past 60 days.

(d) As the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all of such shares beneficially owned by Sequoia Enterprises L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by Sequoia Enterprises L.P.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Paul C. Heeschen is the chairman of the board of directors of the Issuer. Except as described herein, no Reporting Person has any contracts, understandings, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On December 7, 2009, Mr. Heeschen entered into a Stockholder Agreement with GMCR pursuant to which he has agreed, in his capacity as a stockholder of the Issuer, to tender 1,832,580 of his beneficially owned shares of Common Stock (representing approximately 32% of the currently outstanding shares of Common Stock) to Acquisition Sub in the Offer. Pursuant to the Stockholder Agreement, Mr. Heeschen has also agreed, among other things, to vote all of the shares of Common Stock that he has agreed to tender: (a) in favor of the adoption of the Merger Agreement; and (b) against any action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or the Merger. In addition, Mr. Heeschen has agreed not to exercise, or cause or permit to be exercised, any warrants to purchase shares of Common Stock owned of record or beneficially by Mr. Heeschen. The Stockholder Agreement and the foregoing obligations terminate upon the earlier of (i) any termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger. The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.

The shares of Common Stock held by Sequoia Enterprises L.P. and issuable upon exercise of the warrant to purchase 250,000 shares described above (the “2001 Warrant”) are subject to registration rights contained in that certain Registration Rights Agreement, dated May 8, 2001 (the “Registration Rights Agreement”), the form of which appears as an exhibit to that certain Common Stock and Warrant Purchase Agreement, dated March 14, 2001 (the “Purchase Agreement”). The exercise price of the warrant is subject to adjustments and other provisions as contained in the Registration Rights Agreement and that certain Warrant Agreement, dated May 8, 2001, the form of which appears as an exhibit to the Purchase Agreement, which appears as an exhibit to Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001. In addition, the 2001 Warrant was amended: (i) pursuant to that certain Amending Agreement dated as of June 19, 2008 between Issuer and Sequoia Enterprises L.P., which appears as an exhibit to Issuer’s Current Report on Form 8-K filed on June 25, 2008; (ii) pursuant to that certain Amendment No. 1 to 2001 Warrant dated as of August 26, 2008 between Issuer and Sequoia Enterprises, L.P., which appears as an exhibit to Issuer’s Current Report on Form 8-K filed on August 28, 2008; and (iii) on November 10, 2008 pursuant to that certain Waiver, Agreement, Amendment No. 1 to 2008 Warrant & Amendment No. 2 to 2001 Warrant dated as of November 10, 2008 between Issuer and Sequoia Enterprises L.P. (the “Waiver Agreement”), which was filed as an exhibit to Issuer’s Current Report on Form 8-K filed on November 17, 2008. Pursuant to the Waiver Agreement, the exercise price of the 2001 Warrant was reduced from $2.00 to $1.65.

On May 10, 2004, Sequoia Enterprises L.P. and the Issuer entered into a $5,000,000 Contingent Convertible Note Purchase Agreement, which was subsequently amended on June 30, 2004, March 31, 2006, September 22, 2006, June 19, 2008, August 26, 2008, March 27, 2009 and April 29, 2009 (as amended, the “Note Purchase Agreement”). The amendment to the Note Purchase Agreement dated August 26, 2008 provided that all notes issued under the Note Purchase Agreement were no longer convertible into Common Stock of the Issuer, that no further warrants would be issued to Sequoia Enterprises L.P. under the Note Purchase Agreement and that a warrant exercisable for 4,219 shares of Common Stock issued to Sequoia under the Note Purchase Agreement was cancelled. Issuer also agreed to refrain from further borrowings under the Note Purchase Agreement in connection with that certain Loan Agreement (as defined below). The amendment to the Note Purchase Agreement dated April 29, 2009 extended the maturity of the Note Purchase Agreement to March 31, 2010. As of December 10, 2009, $2,000,000 was outstanding under the Note Purchase Agreement.

The Note Purchase Agreement and Amendment Nos. 1, 2, 3, 4 and 5 thereto and the Amending Agreement were filed by the Issuer with the Securities and Exchange Commission as exhibits to the Issuer’s Current Report on Form 8-K filed on November 3, 2004; Annual Report on Form 10-K filed on September 26, 2006; Current Report on Form 8-K filed on March 31, 2006; Annual Report on Form 10-K filed on September 26, 2006; Current Report on Form 8-K filed on August 28, 2008; Current Report on Form 8-K filed on March 30, 2009; and Current Report on Form 8-K filed on June 25, 2008, respectively.

On August 26, 2008, Sequoia Enterprises L.P. and the Issuer entered into a Loan Agreement (the “Loan Agreement”). As of December 10, 2009, $2,000,000 was outstanding under the Loan Agreement. The Loan Agreement was filed by the Issuer with the Securities and Exchange Commission as an exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008.

In connection with the Loan Agreement and the August 26, 2008 amendment to the Note Purchase Agreement, on August 26, 2008, the Issuer issued to Sequoia Enterprises L.P. a warrant to purchase 1,667,000 shares of common stock of the Issuer (of which, on April 17, 2009, a warrant to purchase 300,000 shares of common stock of the Issuer was transferred to WF Trust). On November 10, 2008, the exercise price of this warrant was decreased from $2.00 to $1.65 in connection with the above referenced Waiver Agreement. In connection with the April 29, 2009 amendment to the Note Purchase Agreement, on April 29, 2009, the Issuer issued to Sequoia Enterprises L.P. a warrant to purchase 70,000 shares of common stock of the Issuer at an exercise price of $7.40 per share.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (incorporated by reference to such exhibit to the Reporting Persons’ Schedule 13D (Amendment No. 8) filed on April 21, 2009)

Exhibit 2	Common Stock and Warrant Purchase Agreement, dated March 14, 2001, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 3	Warrant Agreement, dated May 8, 2001, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 4	Amending Agreement, dated June 19, 2008, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on June 25, 2008)

Exhibit 5	Amendment No. 1 to 2001 Warrant, dated August 26, 2008, between the Issuer and Sequoia Enterprises, L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 6	Waiver, Agreement, Amendment No. 1 to 2008 Warrant & Amendment No. 2 to 2001 Warrant, dated November 10, 2008, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on November 17, 2008)

Exhibit 7	Contingent Convertible Note Purchase Agreement, dated May 10, 2004, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on November 3, 2004)

Exhibit 8	Amendment No. 1 to Contingent Convertible Note Purchase Agreement, dated June 30, 2004, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 9	Amendment No. 2 to Contingent Convertible Note Purchase Agreement, dated March 31, 2006, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on March 31, 2006)

Exhibit 10	Amendment No. 3 to Contingent Convertible Note Purchase Agreement, dated September 22, 2006, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 11	Amendment No. 4 to Contingent Convertible Note Purchase Agreement, dated August 26, 2008, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 12	Amendment No. 5 to Contingent Convertible Note Purchase Agreement, dated March 27, 2009, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on March 30, 2009)

Exhibit 13	Amendment No. 6 to Contingent Convertible Note Purchase Agreement, dated April 29, 2009, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on May 4, 2009)

Exhibit 14	Warrant to Purchase Common Stock, dated April 29, 2009, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on May 4, 2009)

Exhibit 15	Loan Agreement, dated August 26, 2008, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 16	Warrant to Purchase Common Stock, dated August 26, 2008, between the Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 17	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and the the Issuer (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on December 8, 2009)

Exhibit 18	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on December 8, 2009)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.

Dated: December 11, 2009

Sequoia Enterprises L.P., a California limited partnership

By:	/s/ Paul C. Heeschen
Paul C. Heeschen General Partner

D.C.H. L.P., a California limited partnership

By:	/s/ Paul C. Heeschen
Paul C. Heeschen General Partner

WF Trust, an irrevocable trust

By:	/s/ Paul C. Heeschen
Paul C. Heeschen Trustee

Paul C. Heeschen, an individual

By:	/s/ Paul C. Heeschen
Paul C. Heeschen